www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2025/02/18: Announcement of the Company’s Board Meeting Date of 2024 Financial Reports

99.2 Announcement on 2025/02/18: To announce the board of directors not to distribute dividends on behalf of subsidiary UMC GROUP (USA)

99.3 Announcement on 2025/02/21: UMC will attend investor conferences on 2025/02/26

99.4 Announcement on 2025/02/26: Important Resolutions from the Board Meeting

99.5 Announcement on 2025/02/26: Announcement of board meeting approved the consolidated financial statements for the year of 2024

99.6 Announcement on 2025/02/26: Board Meeting Resolution on dividend distribution

99.7 Announcement on 2025/02/26: Announcement to change Certified Public Accountant due to the internal rotation of the CPA firm in accordance with regulations

99.8 Announcement on 2025/02/26: The announcement of UMC Board of Directors’ Resolution to convene the 2025 Annual General Meeting

99.9 Announcement on 2025/02/26: The board meeting approved capital budget execution

99.10 Announcement on 2025/02/26: The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

99.11 Announcement on 2025/02/26: The change of Chief internal auditor

99.12 Announcement on 2025/02/26: UMC’s donation to UMC Science and Culture Foundation

Exhibit 99.1

Announcement of the Company’s Board Meeting Date of 2024 Financial Reports

1. Date of a notice of the board of directors meeting is issued: 2025/02/18

2. Expected date of the board of directors meeting is convened: 2025/02/26

3. Expected year and quarter of the financial reports or the annual self-assessed financial information submitted to the board of directors or approved by the board of directors:

2024 Financial Reports

4. Any other matters that need to be specified: None

Exhibit 99.2

To announce the board of directors not to distribute dividends on behalf of subsidiary UMC GROUP (USA)

1. Date of the board of directors’ resolution: 2025/02/18

2. Type and monetary amount of dividend distribution:

The board has resolved not to distribute dividend.

3. Any other matters that need to be specified:

According to the audit report issued by the accounting firm, the remaining surplus is retained as the working capital of the company.

Exhibit 99.3

UMC will attend investor conferences on 2025/02/26

1. Date of institutional investor conference: 2025/02/26

2. Time of institutional investor conference: 02:00 PM

3. Location of institutional investor conference: Shangri-La Far Eastern, Taipei

4. Outline of institutional investor conference:

The Company will attend the “2025 Taiwan Corporate Day”, held by Citi.

5. Any other matters that need to be specified: None

Exhibit 99.4

Important Resolutions from the Board Meeting

1. Date of occurrence of the event: 2025/02/26

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

The board meeting has approved important resolutions as follows:

(1)
Approved the 2024 Business Report and Financial Statements. The Company’s consolidated revenue for 2024 was NT$232,303 million and net income attributable to the stockholders of the parent was NT$47,211 million, with EPS of NT$3.80.
(2)
Approved the 2024 employee cash compensation of NT$4,509.6 million and director compensation of NT$45 million.
(3)
Approved Dividend Distribution. (approximately NT$2.85 per share)
(4)
Approved to change Certified Public Accountant due to the internal rotation of the CPA firm in accordance with regulations.
(5)
The 2025 Annual General Meeting will be held at 9:00 AM on Wednesday, May 28, 2025 at No. 16, Creation Rd. 1, Hsinchu Science Park (UMC's Fab8S Conference Hall).
(6)
Approved this round's capital budget execution of NTD 4,748 million towards capacity deployment.
(7)
Approved the Cancellation of Restricted Shares to Employees Stock Awards.
(8)
Approved the change of Chief internal auditor.
(9)
Approved UMC's donation of NTD$16,290,000 to UMC Science and Culture Foundation.

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

Exhibit 99.5

Announcement of board meeting approved the consolidated financial statements for the year of 2024

1. Date of submission to the board of directors or approval by the board of directors: 2025/02/26

2. Date of approval by the audit committee: 2025/02/26

3. Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2024/01/01~2024/12/31

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 232,302,584

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 75,654,080

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 51,612,570

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 56,219,713

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 47,106,256

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 47,210,930

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 3.80

11. Total assets end of the period (thousand NTD): 570,200,677

12. Total liabilities end of the period (thousand NTD): 192,015,673

13. Equity attributable to owners of parent end of the period (thousand NTD): 377,928,391

14. Any other matters that need to be specified: NA

Exhibit 99.6

Board Meeting Resolution on dividend distribution

1. Date of the board of directors’ resolution: 2025/02/26

2. Year or quarter which dividends belong to: 2024

3. Period which dividends belong to: 2024/01/01~2024/12/31

4. Appropriations of earnings in cash dividends to shareholders (NT$ per share): 2.85

5. Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

6. Total amount of cash distributed to shareholders (NT$): 35,787,597,878

7. Appropriations of earnings in stock dividends to shareholders (NT$ per share): 0

8. Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

9. Total amount of stock distributed to shareholders (shares): 0

10. Any other matters that need to be specified: None

11. Par value of common stock: NT$10.0000

Exhibit 99.7

Announcement to change Certified Public Accountant due to the internal rotation of the CPA firm in accordance with regulations

1. Date of the board of directors’ resolution (Date of occurrence of the event): 2025/02/26

2. Name of the original accounting firm: ERNST & YOUNG

3. Name of the original CPA 1: Yang, Yu-Ni

4. Name of the original CPA 2: Hsu, Hsin-Min

5. Name of the new accounting firm: ERNST & YOUNG

6. Name of the new CPA 1: Yang, Yu-Ni

7. Name of the new CPA 2: Yu, Chien-Ju

8. Reason for the replacement:

The internal rotation of the CPA firm in accordance with regulations.

9. Specify whether the company or the original CPA decided to terminate or discontinue the appointment: NA

10. The date the company notified or was notified by the CPA about the termination: 2025/01/02

11. Were there adjustments to or suggestions on major internal control improvement matters in financial report that have been filed or are being prepared in the last 2 fiscal years: None

12. Was there any divergence in opinion between the Company and the original CPA concerning above adjustments or suggestions? (If so, please specify.): None

13. Whether the company consults the new CPA regarding the adjustments and suggestions and probable opinion before official engagement? (If so, please specify.): NA

14. Specify whether the original CPA is authorized to respond to the reasonable inquiries (including diverging opinions on above matters) from the new CPA: NA

15. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 7 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

Exhibit 99.8

The announcement of UMC Board of Directors’ Resolution to convene the 2025 Annual General Meeting

1. Date of the board of directors’ resolution: 2025/02/26

2. Shareholders meeting date: 2025/05/28

3. Shareholders meeting location: No. 16, Creation Rd. 1, Hsinchu Science Park (UMC’s Fab8S Conference Hall)

4. Shareholders’ meeting will be held by means of (physical shareholders’ meeting/ hybrid shareholders’ meeting/ virtual-only shareholders’ meeting): physical shareholders meeting

5. Cause for convening the meeting (1) Reported matters:

1. 2024 business report

2. Audit Committee's report of the 2024 audited financial reports

3. 2024 distributable compensation for employees and directors

4. 2024 Transactions for Acquisition or Disposal of Assets with Related Parties

6. Cause for convening the meeting (2) Acknowledged matters:

1. The Company’s 2024 business report and financial statements

2. The Company’s 2024 earnings distribution

7. Cause for convening the meeting (3) Matters for Discussion:

1. To amend the Company’s Articles of Incorporation

8. Cause for convening the meeting (4) Election matters: None

9. Cause for convening the meeting (5) Other Proposals: None

10. Cause for convening the meeting (6) Extemporary Motions: None

11. Book closure starting date: 2025/03/30

12. Book closure ending date: 2025/05/28

13. Any other matters that need to be specified: None

Exhibit 99.9

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2025/02/26

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NTD 4,748 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.10

The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

1. Date of the board of directors’ resolution: 2025/02/26

2. Reason for capital reduction:

The Restricted shares to employees will be returned to the Company and cancelled due to non-fulfillment of the vesting conditions.

3. Amount of capital reduction: NT$23,573,860

4. Cancelled shares: 2,357,386 shares

5. Capital reduction percentage: 0.0188%

6. Share capital after capital reduction: NT$125,583,590,180

7. Scheduled date of the shareholders meeting: N/A

8. Estimated no. of listed common shares after issuance of new shares upon capital reduction: N/A

9. Estimated ratio of listed common shares after issuance of new shares upon capital reduction to outstanding common shares: N/A

10. Please explain any countermeasures for lower circulation in shareholding if the aforesaid estimated no. of listed common shares upon capital reduction does not reach 60 million and the percentage does not reach 25%: N/A

11. The record date for capital reduction: 2025/02/26

12. Any other matters that need to be specified: None

Exhibit 99.11

The change of Chief internal auditor

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, chief information security officer, research and development officer, chief internal auditor, or designated and non-designated representatives): Chief internal auditor

2. Date of occurrence of the change: 2025/02/26

3. Name, title, and resume of the previous position holder: Vic Yen, Senior Division Director

4. Name, title, and resume of the new position holder: Wesley Chu, Division Director

5. Type of the change (please enter: “resignation”, “position adjustment”, “retirement”, “death”, “new replacement” or “dismissal”): position adjustment

6. Reason for the change: position adjustment

7. Effective date: 2025/03/01

8. Any other matters that need to be specified: None

Exhibit 99.12

UMC’s donation to UMC Science and Culture Foundation

1. Date of occurrence of the event: 2025/02/26

2. Reason for the donation: For the promotion of culture education

3. Total amount of the donation: NT$16,290,000

4. Counterparty to the donation: UMC Science and Culture Foundation

5. Relationship with the Company:

A non-profit organization of which the funds donated from the enterprise exceeds one third of the non-profit organization’s total funds

6. Name and resume of independent director(s) that expressed an objection or qualified opinion: None

7. Objection or qualified opinion by the aforementioned independent director(s): None

8. Any other matters that need to be specified: None